David S. Freed dfreed@velaw.com

Tel +1.212.237.0196 Fax +1.917.849.5370

May 30, 2017

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Tom Kluck, Legal Branch Chief

Office of Real Estate and Commodities

Re:	TPG RE Finance Trust, Inc.
Registration Statement on Form S-11
Filed April 25, 2017
File No. 333-217446

Ladies and Gentlemen:

As counsel to TPG RE Finance Trust, Inc., a Maryland corporation (the “Company”), we are transmitting for filing pursuant to the Securities Act of 1933, as amended, Pre-Effective Amendment No. 1 (the “Amended Registration Statement”) relating to the Company’s proposed initial public offering, and the Company’s responses to the comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated May 24, 2017, with respect to the Company’s registration statement on Form S-11 filed with the Commission on April 25, 2017 (the “Registration Statement”).

For your convenience, we will hand-deliver three full copies of the Amended Registration Statement, as well as three copies of the Amended Registration Statement marked to show all changes made since the initial filing of the Registration Statement.

For the convenience of the Staff, we have reproduced the Staff’s comments in bold, italicized text and have followed each comment with the Company’s response. All references to page numbers and captions correspond to the Amended Registration Statement unless otherwise specified.

Vinson & Elkins LLP Attorneys at Law Austin Beijing Dallas Dubai Hong Kong Houston London Moscow New York Palo Alto Richmond Riyadh San Francisco Taipei Tokyo Washington	666 Fifth Avenue, 26th Floor New York, NY 10103-0040 Tel +1.212.237.0000 Fax +1.212.237.0100 www.velaw.com

Securities and Exchange Commission

May 30, 2017

General

1.	To the extent not already included, please provide us with copies of any graphics, maps, photographs, and related captions or other artwork including logos that you intend to use in the prospectus. Such graphics and pictorial representations should not be included in any preliminary prospectus distributed to prospective investors prior to our review.

RESPONSE: The Company respectfully advises the Staff that it does not presently intend to use any graphics, maps, photographs, and related captions or other artwork not already included in the Amended Registration Statement.

2.	We note that you are a real estate finance company that focuses primarily on originating or acquiring floating rate first mortgage loans and that you may also originate and acquire other commercial real estate debt instruments including subordinate mortgage interests, mezzanine loans, secured real estate securities, note financing, preferred equity and miscellaneous debt instruments. In addition, we note that you may invest in derivative instruments. We further note that you intend to operate your business in a manner that will permit you to maintain an exemption from registration under the Investment Company Act of 1940. Please provide us with a detailed analysis of the exemption that you and your subsidiaries intend to rely on and how your investment strategy will support that exemption. Please note that we will refer your response to the Division of Investment Management for further review.

RESPONSE: The Company respectfully advises the Staff that the following analysis was provided to the Division of Investment Management on May 2, 2017.

The Company conducts, and intends to continue to conduct, its operations so that it is not required to register as an investment company under the Investment Company Act. Section 3(a)(1)(A) of the Investment Company Act defines an “investment company” as any issuer that is or holds itself out as being engaged primarily in the business of investing, reinvesting or trading in securities. Section 3(a)(1)(C) of the Investment Company Act defines an investment company as any issuer that is engaged or proposes to engage in the business of investing, reinvesting, owning, holding or trading in securities and owns or proposes to acquire investment securities having a value exceeding 40% of the value of the issuer’s total assets (exclusive of U.S. Government securities and cash items) on an unconsolidated basis. Excluded from the term “investment securities,” among other things, are U.S. Government securities and securities issued by majority-owned subsidiaries that are not themselves investment companies and are not relying on the exception from the definition of investment company set forth in Section 3(c)(1) or Section 3(c)(7) of the Investment Company Act.

As discussed in the Amended Registration Statement, the Company is organized as a holding company that conducts, and will continue to conduct, its businesses through subsidiaries. Many of the Company’s subsidiaries are excluded from the definition of “investment company” pursuant to Section 3(c)(5)(C) of the Investment Company Act. The Company’s interests in these subsidiaries (which are either wholly-owned or majority-owned) do not, and will not, constitute “investment securities” for the purposes of the Investment Company Act. Accordingly, the Company will treat the fair value of

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May 30, 2017

the interest of these subsidiaries it owns, on an unconsolidated basis, as securities but not as “investment securities” for purposes of Section 3(a)(1)(C) of the Investment Company Act. The fair value of the securities the Company owns that are issued by any of its subsidiaries that are excluded from the definition of “investment company” based on Section 3(c)(1) or 3(c)(7) of the Investment Company Act, together with any other “investment securities” it may directly own, are substantially below 40% of the value of its total assets on an unconsolidated basis. The Company monitors, and will continue to monitor, its holdings to ensure continuing and ongoing compliance with this 40% “investment securities” limitation. In addition, the Company believes that it will not be considered an investment company under Section 3(a)(1)(A) of the Investment Company Act because it will not engage primarily or hold itself out as being engaged primarily in the business of investing, reinvesting or trading in securities. Rather, through its wholly-owned and majority-owned subsidiaries, the Company will be primarily engaged in the real-estate related non-investment company businesses of these subsidiaries.

Investment Company Act Status of the Company’s Subsidiaries

3(c)(5)(C) Subsidiaries

As referenced above, many of the Company’s subsidiaries (its “3(c)(5)(C) Subsidiaries”) are excluded from registration under the Investment Company Act pursuant to Section 3(c)(5)(C), which excludes from the definition of “investment company” any company that is not engaged in the business of issuing “redeemable securities” and which is engaged primarily in the business of “purchasing or otherwise acquiring mortgages and other liens on and interests in real estate.”

None of the Company’s subsidiaries have issued redeemable securities.

The Staff has provided guidance through the no-action letter process on the meaning of engaged primarily in the business of “purchasing or otherwise acquiring mortgages and other liens on and interests in real estate” for purposes of Section 3(c)(5)(C). In various letters, the Staff has stated that it would regard an issuer as being primarily engaged in this business, within the meaning of Section 3(c)(5)(C), if (a) at least 55% of the value of the issuer’s total assets consists of real estate interests (“Qualifying Interests”), (b) at least an additional 25% of the value of the issuer’s total assets consists of real estate-type interests (“Real Estate-Related Assets”), reduced by any amount the issuer holds in excess of the 55% minimum limit for Qualifying Interests, and (c) no more than 20% of the value of the issuer’s total assets consists of assets other than Qualifying Interests and Real Estate-Related Assets.1 The Staff has indicated that it would regard as Qualifying Interests for purposes of Section 3(c)(5)(C) a fee interest in

[1]

See, e.g., Citytrust, SEC No-Action Letter (pub. avail. Dec. 19, 1990); Prudential-Bache Securities, Inc. SEC No-Action Letter (pub. avail. Aug. 19, 1985); and Salomon Brothers, Inc., SEC No-Action Letter (pub. avail. June 17, 1985).

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real estate,2 a whole mortgage loan that is fully secured by real property,3 and whole pool agency certificates.4 The Staff also has granted no-action assurance to permit pass-through notes secured by whole pools of conventional mortgage loans to be treated as Qualifying Interests.5 In addition, the Staff has granted no-action relief to permit a participation interest in a mortgage loan fully secured by real property to be considered a Qualifying Interest if the holder of the participation interest has the unilateral right to foreclose on the mortgage loan in the event of a default,6 or to control the process of foreclosure.7 The Staff has suggested that if the holder of a participation interest has such control rights with respect to the underlying mortgage loans, the interest would be an interest in real estate within the meaning of Section 3(c)(5)(C) rather than an interest in the nature of a security in a company engaged in the real estate business.8 The Staff has also granted no-action assurance to permit partial pool agency certificates or residual interests in a pool of mortgage loans or agency certificates to be classified as Real Estate-Related Assets for purposes of Section 3(c)(5)(C).9

The 3(c)(5)(C) Subsidiaries primarily originate or acquire, and intend to continue to originate or acquire, whole commercial mortgage loans secured by real property and pari passu participations in such commercial mortgage loans. In addition, the 3(c)(5)(C) Subsidiaries have originated or acquired, and intend to continue to originate or acquire, mezzanine loans. The 3(c)(5)(C) Subsidiaries may opportunistically originate and selectively acquire other interests, such as subordinate mortgage interests (“B Notes), CMBS or CLOs, note financings, preferred equity interests and miscellaneous debt instruments. To ensure that the 3(c)(5)(C) Subsidiaries are and remain eligible for the Section 3(c)(5)(C) exclusion, the Company intends that its 3(c)(5)(C) Subsidiaries will primarily own investments of the types listed above consistent with the limits the Staff

[2]	See, e.g., Investment Company Act Release No. 3140 (Nov. 18, 1960).
[3]	See also Merrill, Lynch, Pierce, Fenner & Smith, SEC No-Action Letter (pub. avail. Nov. 4, 1981).
[4]	See, e.g., American Home Finance Corp., SEC No-Action Letter (pub. avail. Apr. 9, 1991) (no-action relief granted to permit certificates representing the entire ownership interest in a particular pool of mortgage loans to be treated as Qualifying Assets). The Staff has reasoned that holding the certificates with respect to a whole pool of mortgages is the functional equivalent of owning the mortgages and that the investor in such certificates would have the same investment experience as if the investor held the underlying mortgages. See, e.g., Security Mortgage Acceptance Corp. I SEC No-Action Letter (pub. avail. Jan. 6, 1986); Salomon Brothers Inc. SEC No-Action Letter (pub. avail. Dec. 4, 1985).
[5]	See, e.g., Premier Mortgage Corp., SEC No-Action Letter (pub. avail. Mar. 14, 1983).
[6]	See Northwestern Ohio Building & Construction Trades Foundation, SEC No-Action Letter (pub. avail. May 21, 1984) (trust investing solely in participation interests in construction period mortgage loans constituting 50% or less of the value of the loans would be investing in Qualifying Assets for purposes of Section 3(c)(5)(C)). See also Baton Rouge Building and Construction Industry Foundation, SEC No-Action Letter (pub. avail. Aug. 31, 1984).
[7]	See, e.g., The Federal Home Loan Mortgage Corp., SEC No-Action Letter (pub. avail. June 14, 1985) (no-action assurance granted to permit participation interests in mortgage loans to be treated as Qualifying Assets where the holder of the participation interests controlled and actively supervised the servicing of the mortgage loans by the seller of the participation interests and controlled the process of foreclosure).
[8]	See MGIC Mortgage Corporation, SEC No-Action Letter (pub. avail. Aug. 1, 1974).
[9]	See, e.g., HOME Investors Trust, SEC No-Action Letter (pub. avail. Sept. 29, 1989); Guaranteed Mortgage Corp. II SEC No-Action Letter (pub. avail. Jan. 9, 1984).

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has established in no-action letters and other guidance. Accordingly, consistent with Staff no-action positions, the Company will treat as Qualifying Interests its 3(c)(5)(C) Subsidiaries’ investment in whole commercial mortgage loans that are secured by real property. As discussed more fully below, the Company also intends to treat certain pari passu participations in whole commercial mortgage loans that are owned by the CLO Issuer (as defined below) as Qualifying Interests where the Company has determined that the CLO Issuer’s rights are comparable to those established in the Staff’s no-action letters and thus that the interests are interests in real estate and not interests in the nature of a security in another person. The Company intends to apply the following treatment to its 3(c)(5)(C) Subsidiaries’ pari passu participations, mezzanine loans, B Notes, CMBS and CLOs, note financings, preferred equity interests and miscellaneous debt instruments for Section 3(c)(5)(C) purposes:

Pari Passu Participations

In connection with the Company’s formation transaction, a wholly-owned special purpose subsidiary of the Company (TPG RE Finance Trust CLO Issuer, L.P., referred to herein as the “CLO Issuer”) and certain of its subsidiaries acquired a 75% pari passu participation interest in a portfolio of 54 commercial real estate loans and financed the purchase with the issuance of a non-recourse CLO. The commercial mortgage loans that collateralize the CLO are subject to a master co-lender agreement as more fully described in the Amended Registration Statement under “Management’s Discussion and Analysis of Financial Condition and Results of Operations–Portfolio Financing–Private Collateralized Loan Obligation.” The master co-lender agreement has been filed as Exhibit 10.25 to the Registration Statement.

The Company is aware that the Staff generally takes the position that an issuer that is engaged primarily in purchasing or otherwise acquiring participations or factionalized interests in individual or pooled mortgages or deeds of trust is not entitled to rely on 3(c)(5)(C).10 However, the Staff has taken the position that an issuer that holds mortgage participation interests may rely on 3(c)(5)(C) if the mortgage participation interests have attributes that would classify them as being interests in real estate rather than as being interests in the nature of a security in another person engaged in the real estate business, such as those described with respect to B-Notes below. The Company is aware of no Staff guidance that applies directly to the CLO Issuer’s and its subsidiaries’ participation interests, but believes that certain of the 75% participation interest have attributes that classify those participation interests as interests in real estate rather than in the nature of a security in another person engaged in the real estate business. The Company has concluded these participation interests are not in the nature of securities in another person because:

1.	The participation interest is fully secured by real property,[11] and is not a loan extended to the other participation holder.

[10]	See Capital Trust, Inc., SEC No-Action Letter (pub. avail. May 24, 2007).
[11]	Any participation interests that are not fully secured will be treated as Real Estate-Related Assets.

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2.	The payments on the participation interest do not depend on the profits generated by the other participation holder and the other participation holder does not guarantee payment of the CLO Issuer’s or its subsidiary’s share of interest and principal payments. Instead, the CLO Issuer’s or subsidiary’s return is based on its proportionate share of the interest and principal payments made on the mortgage loan and the participation interests provide substantially the same economic experience as ownership of the whole mortgage loan.

3.	The Company conducted the same level of diligence and credit underwriting procedures as the Company does for underwriting an entire mortgage loan. In addition, the Company supervises the performance of the mortgages, and regularly consults with the servicer thereof to monitor performance of the loan and any modification thereof. The Company has a dedicated asset management team to manage the assets in its portfolio, including the participations. The Company’s dedicated asset management team maintains regular contact with borrowers, co-lenders and market experts to monitor performance of the underlying collateral, and anticipate borrower, property and market issues. The Company, CLO Issuer and its subsidiaries are not passive investors who lack the staff and experience necessary to own and manage whole loans. Instead the participation structure was entered into as an efficient way to share the credit risk of the underlying mortgage loans.

4.	The CLO Issuer or its subsidiary has substantial approval rights with respect to the administration and servicing of the underlying mortgage loan including approval rights in connection with making material decisions pertaining to the administration and servicing of the loan, including decisions relating to reduction in principal amount, reduction or extension in interest or fees, changes in maturity, release of guarantee, release of collateral, subordination, and other material modifications to the loan agreements.

5.	In the event the mortgage loan becomes non-performing, the CLO Issuer or applicable subsidiary has substantial control over the remedies relating to the enforcement of the mortgage loan, including the effective right to require foreclosure in the event of a default, or to trigger a buy-sell provision (to purchase the other participation holder’s interest or to sell the participation to the other participation holder at fair market value) if either participation holder proposes a course of action other than foreclosure and the two participation holders cannot agree.

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Accordingly, the Company intends to treat its 3(c)(5)(C) Subsidiaries’ investments in pari passu participation interests in commercial mortgage loans as Qualifying Interests when it holds the majority participation interest in the commercial mortgage loan and has the control rights relating to its investment under the terms of the co-lender agreement specified above. The Company believes that in the foregoing circumstances, because the CLO Issuer or its subsidiary bears majority risk of loss on the underlying commercial loan and has the foregoing control rights, the participation interest is a Qualifying Interest. Although the interest is a participation in a commercial mortgage loan, the Company believes that it is the functional equivalent of owning the entire underlying commercial mortgage loan in a manner analogous to the Staff’s treatment of B-Notes described below. With respect to any pari passu participation interest that does not have the control rights described above, then the Company intends to treat such interest as a Real Estate-Related Asset.

Mezzanine Loans

The Company intends to treat its 3(c)(5)(C) Subsidiaries’ investment in mezzanine loans made to special purpose bankruptcy remote entities whose sole purpose is to hold all of the ownership interests in another special purpose entity that owns commercial real property being financed and that is subject to a mortgage loan secured by the property (a “Tier 1 mezzanine loan”) as Qualifying Interests when:

1.	the mezzanine loan is a subordinated loan made specifically and exclusively for the financing of real estate;

2.	the mezzanine loan is underwritten based on the same considerations as a second mortgage and after the lender performs a hands-on analysis of the property being financed;

3.	the 3(c)(5)(C) Subsidiary, as the lender, exercises ongoing control rights over the management of the underlying property;

4.	the 3(c)(5)(C) Subsidiary, as the lender, has the right to readily cure default or purchase the mortgage loan in the event of a default on the mortgage loan;

5.	the true measure of the collateral securing the mezzanine loan is the property being financed and any incident assets related to the ownership of the property; and

6.	the 3(c)(5)(C) Subsidiary, as the lender, has the right to foreclose on the collateral and through its ownership of the property-owning entity become the owner of the underlying property.[12]

[12]	See Capital Trust, Inc., note 14(pub. avail. May 24, 2007).

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In circumstances involving its 3(c)(5)(C) Subsidiaries’ investment in mezzanine loans that do not meet all of the above-referenced criteria, the Company intends to treat the mezzanine loan as a Real Estate-Related Asset.

B Notes

The Company intends to treat its 3(c)(5)(C) Subsidiaries’ investment in B Notes, if any, as Qualifying Interests when those investments are consistent with the Staff’s guidance in the Capital Trust, Inc. 2009 no-action letter.13 Specifically, the Company intends to treat such investments as Qualifying Interests when its 3(c)(5)(C) Subsidiary bears the risk of first loss on the underlying commercial mortgage loan and has the following control rights relating to its investment under the terms of the governing participation agreement:

1.	right to appoint operating advisor: the operating advisor is that entity that represents the Company (or one of its subsidiaries), as the holders of the B Note (“B Noteholder”), in the servicing of the related mortgage loan and under the terms of the related participation agreement has the right to:

a.	terminate and replace the special servicer;[14]

b.	approve certain requests of the borrower on such commercial mortgage loan on a pre-default basis;

c.	approve and direct the special servicer once the loan is in default, including any proposed foreclosure or workout of such loan; and

d.	receive written notice of all reasonably requested information in connection with the foregoing approvals and with respect to the exercise of the Company (or its subsidiary) of its rights as the B Noteholder;

2.	cure rights: the right to cure monetary and non-monetary defaults of the senior participation (the “A Note”); and

3.	purchase rights: the right to purchase the A Note at par plus accrued interest if the loan becomes a defaulted loan.

The Company believes that in the foregoing circumstances, because its 3(c)(5)(C) Subsidiaries bear the risk of first loss on the underlying commercial loan and have the foregoing control rights, the B Note is a Qualifying Interest. Although the B Note is a participation in a commercial mortgage loan, the Company believes that it is the functional equivalent of owning the entire underlying commercial mortgage loan in a

[13]	See, Capital Trust, Inc., SEC No-Action Letter (pub. avail. Feb. 3, 2009).
[14]	The special servicer is the entity that services loans that are significantly delinquent and/or in default and accordingly handles, among other things, work out and foreclosure activities.

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manner analogous to the Staff’s treatment of Tier I mezzanine loans.15 If a 3(c)(5)(C) Subsidiary’s investment in a B Note does not represent the first loss piece and does not have the associated control rights described above because, for example it does not have a majority interest in the B Note, then the Company intends to treat such B Note as a Real Estate-Related Asset. The Company intends to treat A Notes, if any, held by its 3(c)(5)(C) Subsidiaries as Real Estate-Related Assets unless such subsidiary also owns a majority interest in the B Note, in which case it will treat such A Note, if any, as a Qualifying Interest.

CMBS, CLOs and Other Target Assets`

Unless a relevant no-action letter or other SEC guidance applies, the Company expects treat CMBS, CLOs, note financings, preferred equity interests and miscellaneous debt instruments, each as more fully described in the Amended Registration Statement under “Business—Our Target Assets”, as Real Estate-Related Assets.

3(c)(6) Subsidiaries

The Company may create subsidiaries that will be excluded from registration as an investment company pursuant to Section 3(c)(6) of the Investment Company Act (“3(c)(6) Subsidiaries”) to the extent that such subsidiaries hold mortgage assets through majority owned or wholly-owned subsidiaries that rely on the Section 3(c)(5)(C) exclusion from registration as an investment company, and other assets and subsidiaries that qualify under Section 3(c)(6). The Company will treat the fair value of the securities it retains in its Section 3(c)(6) Subsidiaries, on an unconsolidated basis, as securities but not as “investment securities” for the purposes of Section 3(a)(1)(C) of the Investment Company Act.

Conclusion

The fair value of the securities the Company owns that are issued by any of its subsidiaries that are excluded from the definition of “investment company” based on Section 3(c)(1) or 3(c)(7) of the Investment Company Act, together with any other “investment securities” it may directly own, are substantially below 40% of the value of its total assets on an unconsolidated basis. The Company monitors, and will continue to monitor, its holdings to ensure continuing and ongoing compliance with this 40% “investment securities” limitation. In addition, the Company believes that it will not be considered an investment company under Section 3(a)(1)(A) of the Investment Company Act because it will not engage primarily or hold itself out as being engaged primarily in the business of investing, reinvesting or trading in securities. Rather, through its wholly-owned and majority-owned subsidiaries, the Company will be primarily engaged in the real-estate related non-investment company businesses of these subsidiaries.

[15]	See, Capital Trust, Inc., SEC No-Action Letter (pub. avail. May 24, 2007), and see also, The Federal Home Loan Mortgage Corp., note 9, Northwestern Ohio Building & Construction Trades Foundation and Baton Rouge Building and Construction Industry Foundation, note 8.

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3.	Throughout your registration statement you utilize industry jargon. For example purposes only, we note your reference to “commercial real estate CDOs” on page 6. Please concisely explain these terms where you first use them.

RESPONSE: The Company acknowledges the Staff’s comment and has revised the Amended Registration Statement to include a Glossary of Terms. Please see pages iii-iv of the Amended Registration Statement.

Prospectus Summary

Our Relationship with our Manager, TPG Real Estate and TPG, page 2

4.	We note your disclosure regarding TPG’s distinguished track record. Please balance your disclosure about your Manager’s track record to also include any material adverse business developments or conditions experienced by your Manager and its affiliates that would be material to investors in your company.

RESPONSE: The Company acknowledges the Staff’s comment and has revised the disclosure to remove references to TPG’s “distinguished track record” on pages 3 and 133 of the Amended Registration Statement.

Our Target Assets, page 12

5.	We note your disclosure under this heading and on page 127. Please expand your disclosure to discuss how your target portfolio may differ from your current portfolio.

RESPONSE: The Company acknowledges the Staff’s comment and has revised the disclosure on pages 12 and 143 of the Amended Registration Statement to discuss how the Company’s target portfolio may differ from the Company’s current portfolio.

Our Portfolio, page 12

6.	We note your disclosure on pages 132 and 134 regarding the 14 construction loans secured by condominium units involving approximately $847.4 million of loan commitments as of December 31, 2016. Please revise your summary portfolio disclosure to include this information or tell us why you believe it should not be added to the summary section.

RESPONSE: The Company acknowledges the Staff’s comment and has revised the disclosure on page 15 of the Amended Registration Statement to include information regarding the loans secured by condominium units.

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7.	We note that your investments in CMBS have been excluded from your presentation of “Geography” and “Property Type” on pages 13 and 131. For your CMBS, please provide disclosure regarding the types of collateral underlying such securities and the geographic diversification of such collateral or advise.

RESPONSE: The Company acknowledges the Staff’s comment and has revised the disclosure on pages 14 and 147 of the Amended Registration Statement to provide disclosure regarding the types of collateral underlying such securities and the geographic diversification of such collateral.

Management Agreement, page 19

8.	We note your disclosure throughout the document regarding the collateral management fee that your Manager has earned and will be entitled to earn after this offering. Please revise to include disclosure regarding the collateral management fee with your discussion of the other fees under this heading and on page 162, including how the fee is calculated. Alternatively, please tell us why this is not appropriate.

RESPONSE: The Company acknowledges the Staff’s comment and has revised the disclosure on pages 24 and 181 of the Amended Registration Statement to include disclosure regarding the collateral management fee, including how the fee is calculated.

9.	Given the complexity of the incentive compensation calculation and the base management fee calculation, please consider including a hypothetical example of each fee in your prospectus.

RESPONSE: The Company acknowledges the Staff’s comment and has revised the disclosure on pages 178-179 and page 180 of the Amended Registration Statement to include a hypothetical example for each of the base management fee calculation and the incentive compensation calculation.

10.	Please revise your disclosure to clarify if the changes in the management agreement will increase or decrease your management fee expenses. Your revised disclosure should include a quantitative discussion.

RESPONSE: The Company acknowledges the Staff’s comment and has revised the disclosure on pages 23-24 and pages 180-181 of the Amended Registration Statement to clarify that it expects that its base management fees will increase as a result of the changes to the management agreement, and that the incentive compensation will decrease. The Company has also provided a quantitative discussion for illustrative purposes.

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Conflicts of Interest, page 21

11.	We note your disclosure on pages 21-22 that your Manager and applicable TPG affiliates will allocate investment opportunities among you and one or more of TPG funds on a fair and reasonable basis, subject to identified considerations. Please expand your disclosure to state the number and size of the TPG funds that have investment guidelines that overlap with your investment guidelines.

RESPONSE: The Company acknowledges the Staff’s comment and has revised the disclosure on pages 24-25 and pages 183-184 of the Amended Registration Statement to discuss TPG funds that have investment guidelines that overlap with the Company’s investment guidelines.

Use of Proceeds, page 84

12.	We note your disclosure that you may repay outstanding borrowings drawn on your secured revolving repurchase facilities with the offering proceeds. Please tell us how you are unable to determine if you will use the proceeds to pay down this debt.

RESPONSE: The Company acknowledges the Staff’s comment and has revised the disclosure on pages 30 and 88 of the Amended Registration Statement to reflect the Company’s intended use of proceeds from the proposed offering – the origination and acquisition of the Company’s target assets – and to specify that, prior to the time that it has fully invested the net proceeds of the proposed offering to originate or acquire its target assets, it may, among other uses specified in the Amended Registration Statement, temporarily reduce amounts outstanding under its secured revolving repurchase facilities with a portion of the net proceeds from this offering.

Capitalization, page 87

13.	Please tell us how you determined that your capitalization table does not need to reflect the repayment of outstanding borrowings drawn on your secured revolving repurchase facilities with the offering proceeds.

RESPONSE: The Company acknowledges the Staff’s comment and advises the Staff that its capitalization table does not reflect the repayment of outstanding borrowings drawn on its secured revolving repurchase facilities with the offering proceeds because the Company’s intended use of proceeds from the proposed offering is the origination and acquisition of the Company’s target assets. Prior to the time that it has fully invested the net proceeds of the proposed offering to originate or acquire its target assets, the Company may, among other uses specified in the Amended Registration Statement, temporarily reduce amounts outstanding under its secured revolving repurchase facilities with a portion of the net proceeds from this offering. To the extent that the Company actually does reduce amounts outstanding under its secured

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revolving repurchase facilities with a portion of the net proceeds from this offering, such repayment would be temporary. Once sufficient collateral assets have been identified by the Company, approved by the lenders and pledged by the Company, the Company would redraw borrowings to originate and acquire target assets in a manner consistent with its investment strategy and investment guidelines described in the Amended Registration Statement.

Dilution, page 88

14.	Please revise your filing to clarify, if true, that your dilution information reflects outstanding shares of common stock and Class A common stock.

RESPONSE: The Company acknowledges the Staff’s comment and has revised the disclosure on page 92 of the Amended Registration Statement to clarify that the dilution information reflects outstanding shares of common stock and Class A common stock.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 93

15.	Please revise your filing to present an analysis of net interest income that includes the average balances by each major category of interest-earning asset and interest-bearing liability, the average yield for each major category of interest-bearing asset, and the average rate paid for each major category of interest-bearing liability. In addition, please provide disclosure regarding the impact of changes to interest income and expense attributable to changes in volume and rate. Refer to SAB Topic 11.K for information regarding the applicability of these disclosures.

RESPONSE: The Company acknowledges the Staff’s comment and acknowledges that although Industry Guide 3 applies only to bank holding companies, the information required by the guidance could be material and relevant to the business of non-bank holding registrants. As a result, the Company has expanded the disclosure on pages 117-119 of the Amended Registration Statement under “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Our Results of Operations—Operating Results” for all periods presented beginning with December 31, 2015.

Core Earnings, Page 96

16.	We note your incentive management fees appear to be a normal, recurring, cash operating expense. Please tell us and revise your discussion of Core Earnings to address why you believe the exclusion of the incentive compensation earned by your Manager provides useful information to investors. Refer to Item 10(e)(1)(i)(C) of Regulation S-K and Question 100.01 of the C&DIs on Non-GAAP Financial Measures. We may have further comment.

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RESPONSE: The Company acknowledges the Staff’s comment and has revised the disclosure on page 102 of the Amended Registration Statement to address why excluding the incentive compensation earned by the Manager from the calculation of Core Earnings provides useful information to the Company’s investors regarding the Company’s financial condition and results of operations.

Loan Portfolio, page 97

17.	Please clarify for us how you determined your all-in yield should include accrual of both extension and exit fees.

RESPONSE: The Company acknowledges the Staff’s comment and respectfully advises the Staff that the Company underwrites its loans and returns to include the accrual of both extension and exit fees when the Company has a reasonable belief that such amounts will be collected from the underlying borrower. The Company’s experience is that many borrowers whose business plans involve transitional properties exercise extension options prior to eventual loan repayment, thus paying both fees. The Company has reviewed the disclosure of certain of its peer companies and believes that this presentation is consistent with the presentations of such peers.

Portfolio Financing, page 100

18.	Please expand your disclosure to discuss the material provisions of your repurchase facilities, including, to the extent applicable, who calculates the collateral value, discuss how and what triggers margin calls and disclose your period end weighted average haircut. Please also include a brief description of any financial covenants.

RESPONSE: The Company acknowledges the Staff’s comment and has expanded the disclosure on pages 109-111 of the Amended Registration Statement to discuss the material provisions of the Company’s secured revolving repurchase facilities.

Private Collateralized Loan Obligation, page 102

19.	We note your disclosure that you acquired a portfolio of 55 commercial real estate loans from a Seller Entity and that [CLO] Issuer issued Class A notes to a single investor, which was an affiliate of the Seller Entity. To the extent the Seller Entity or single investor are parties that are related to you, TPG or your Manager, please revise to identify them.

RESPONSE: The Company acknowledges the Staff’s comment and has revised the disclosure on page 111 of the Amended Registration Statement to identify the Seller Entity, German American Capital Corporation. The Company has also revised the disclosure on page 111 to identify the affiliate of the Seller Entity to which the Class A note was issued, Deutsche Bank A.G., New York branch. None of the Company, TPG or the Manager is related to German American Capital Corporation or Deutsche Bank A.G., New York branch.

Securities and Exchange Commission

May 30, 2017

20.	We note your disclosure that the Class A Notes accrue interest monthly at an annual rate of LIBOR plus 2.75%. Please also disclose for these loans the average credit spread or yield.

RESPONSE: The Company acknowledges the Staff’s comment and has revised the disclosure on page 111 of the Amended Registration Statement to disclose the weighted average credit spread for these loans.

Asset-Specific Financings, page 104

21.	We note your disclosure that Holdco has provided limited non-recourse carve-out guarantees and a funding guarantee under which Holdco guarantees the funding obligations of the special purpose entity lending entity in limited circumstances. Please expand your disclosure regarding the limited non-recourse carve-out guarantee.

RESPONSE: The Company acknowledges the Staff’s comment and has expanded the disclosure regarding the limited non-recourse carve-out guarantee on page 114 of the Amended Registration Statement.

Liquidity and Capital Resources, page 110

22.	We note that you have significant amounts of debt obligations that are contractually obligated to be paid in the next few years. Please revise to disclose in greater detail management’s plans for meeting these contractual obligations.

RESPONSE: The Company acknowledges the Staff’s comment and has revised the disclosure on page 124 of the Amended Registration Statement to provide additional details and further discussion of management’s plans for meeting its contractual debt obligations.

Management, page 146

Director and Executive Compensation, page 151

23.	We note that Robert Foley has been your Chief Financial Officer since August 2015. Please revise your disclosure to provide compensation information for Mr. [Foley] for each of your last two completed fiscal years. Please see Item 402(n) of Regulation S-K.

Securities and Exchange Commission

May 30, 2017

RESPONSE: The Company acknowledges the Staff’s comment and has revised the disclosure on page 167 of the Amended Registration Statement to provide compensation information for Mr. Foley for each of the Company’s last two completed fiscal years that was subject to reimbursement to the Manager (his employer) by the Company under the terms of the Company’s existing management agreement.

Base Management Fee, Incentive Compensation and Expense Reimbursements, page 162

24.	We note the expense reimbursement provision of your management agreement disclosed on pages 162-164. Please revise your disclosure here and in the Summary to disclose the total amount of documented costs and expenses incurred to date on your behalf and the estimate of the total costs you expect to reimburse. Given the expense reimbursement provision, it appears as though services that your Manager outsources will be reimbursable expenses. If true, please update your disclosure to detail the services that your Manager expects to outsource to third parties and the services it expects to perform with its own employees.

RESPONSE: The Company acknowledges the Staff’s comment and has revised the disclosure on pages 23 and 183 of the Amended Registration Statement to disclose the total amount of documented costs and expenses incurred to date on the Company’s behalf and reimbursed by the Company to the Manager, and an estimate of the costs the Company expects to reimburse for the year ending December 31, 2017. The Company respectfully advises the Staff that it does not expect its Manager to outsource to third parties any of the services it is required to perform under the Management Agreement, and it expects to perform all such services with its own employees or employees of its affiliates, including TPG.

Shares Eligible for Future Sale, page 187

25.	Please disclose the approximate number of holders of each class of common equity as of the latest practicable date. Please see Item 201(b)(1) of Regulation S-K.

RESPONSE: The Company acknowledges the Staff’s comment and has revised the disclosure on page 206 of the Amended Registration Statement to disclose the approximate number of holders of the Company’s common stock and Class A common stock as of March 31, 2017.

Financial Statements

Consolidated Balance Sheets, page F-4

26.	We note your disclosure on page F-9 that assets and liabilities related to the CLO Issuer are disclosed parenthetically on your consolidated balance sheets. It does not appear that you have disclosed this information parenthetically for your collateralized loan obligation. Please revise or advise. Please refer to paragraph 25 of ASC 810-10-45.

Securities and Exchange Commission

May 30, 2017

RESPONSE: The Company acknowledges the Staff’s comment and agrees that the parenthetical disclosure information for the collateralized loan obligation does not appear on the face of its consolidated balance sheet. Consistent with the requirements outlined in paragraph 25 of ASC 810-10-45, beginning with the March 31, 2017 financial statements, the Company has referenced this information on page F-25 and included the consolidated balance sheet for all variable interest entity assets and liabilities in note (5) on page F-35 of the Amended Registration Statement. The Company will continue to include this information in future filings to reflect all variable interest entity asset and liability amounts and a financial statement footnote reference to the related footnote disclosures.

(2) Summary of Significant Accounting Policies, page F-8

27.	On page 98, you disclosed that you had loan sales of $143.8 million in 2016 and $73.8 million in 2015, including a $44 million non-recourse sale of senior loan interests. On page 14, you also disclose the sale of non-consolidated senior interests totaling $91.5 million during the three months ended March 31, 2017. Please revise your filing to include an accounting policy note addressing loan sales.

RESPONSE: The Company acknowledges the Staff’s comment and, beginning with the March 31, 2017 financial statements, has expanded its Summary of Significant Accounting Policies footnote on page F-31 to include information addressing the Company’s portfolio financing arrangements, including loan sales. The Company will continue to include this information in future filings.

Basis of Accounting and Principles of Consolidation, page F-8

28.	Please provide us with your analysis on how you determined that you are the primary beneficiary of the CLO Issuer. Within your response, please refer to ASC 810-10-25.

RESPONSE: In determining that the Company is the primary beneficiary of the CLO Issuer, the Company reviewed ASC 810-10-25 and other relevant accounting pronouncements and determined that the Company is the primary beneficiary of the CLO Issuer for the following reasons:

•	The Company has the obligation to absorb losses and the right to receive income from the CLO Issuer that would be significant to the Company;

Securities and Exchange Commission

May 30, 2017

•	The Company bears the risk of loss up to its equity investment in the CLO issuer;

•	The CLO Manager is an affiliate of the Company; and

•	The collateral management agreement filed as an exhibit to the Amended Registration Statement establishes a servicing/management standard of care that fixes the CLO Manager’s primary duty to the CLO Issuer, which in turn benefits the Company as the owner of the CLO Issuer’s equity.

Income Taxes, F-12

29.	Please disclose a description of tax years that remain subject to examination by major tax jurisdictions that is required under ASC 740-10-50-15e.

RESPONSE: The Company acknowledges the Staff’s comment and, beginning with the March 31, 2017 financial statements, the Company has added disclosure on pages F-40-F-41 of the Amended Registration Statement to describe the tax years that remain subject to examination by major tax jurisdictions as required under ASC 740-10-50-15e. The Company will continue to include this information in future filings.

(3) Loans Held for Investment, page F-15

30.	We note your disclosure of your risk ratings on page 100. Please revise your footnotes to provide information regarding your risk ratings in your financial statement footnotes in accordance with paragraphs 27-30 of ASC 310-10-50, or tell us how you determined such disclosure is not necessary.

RESPONSE: The Company acknowledges the Staff’s comment and, beginning with the March 31, 2017 financial statements, the Company has revised footnote 3 on page F-33 of the Amended Registration Statement to provide information regarding its risk ratings in accordance with paragraphs 27-30 of ASC 310-10-50.

(6) Notes Payable, Repurchase Agreements, and Subscription Secured Facility, F-19

31.	We note you refer to certain of your debt as repurchase agreements. Please clarify for us how you determined the nature of this debt is consistent with the definition of repurchase agreement in ASC 860-10-20. We may have further comment.

RESPONSE: The Company acknowledges the Staff’s comment and respectfully advises the Staff that ASC 860-10-20 as amended by ASC 860-10-65-5 defines a repurchase agreement as:

“An agreement under which the transferor (repo party) transfers a financial asset to

Securities and Exchange Commission

May 30, 2017

a transferee (repo counterparty or reverse party) in exchange for cash and concurrently agrees to reacquire that financial asset at a future date for an amount equal to the cash exchanged plus or minus a stipulated interest factor. Instead of cash, other securities or letters of credit sometimes are exchanged. Some repurchase agreements call for repurchase of financial assets that need not be identical to the financial assets transferred. Financial asset defined: Cash, evidence of an ownership interest in an entity, or a contract that conveys to one entity a right to do either of the following: a. Receive cash or another financial instrument from a second entity and b. Exchange other financial instruments on potentially favorable terms with the second entity.”

The Company’s review of its repurchase agreements confirms that they meet the GAAP definition of a repurchase agreement as follows:

•	The Company transfers financial assets – its contractual rights, title and interest in commercial real estate mortgage loans and commercial mortgage backed securities.

•	The Company transfers the financial assets to the repo counterparty in exchange for cash and simultaneously agrees to repurchase the asset at a future date for an amount equal to the cash exchanged plus interest.

•	The repo counterparty collects all principal and interest on the transferred assets and remits to the Company the net amount after collecting its interest and other fees.

(9) Stockholders’ Equity, Page F-23

Dividends, Page F-23

32.	Please revise to disclose the tax status of distributions per unit pursuant to Rule 3-15(c) of Regulation S-X.

RESPONSE: The Company acknowledges the Staff’s comment and, beginning with the March 31, 2017 financial statements, the Company has disclosed the tax status of distributions on a per share basis on page F-43 of the Amended Registration Statement. The Company will continue to include this information in future filings.

Earnings Per Share, Page F-23

33.	We note your disclosure elsewhere in the filing that weighted-average number of shares outstanding includes common stock and Class A common stock. Please revise your Earnings Per Share footnote to include this information.

Securities and Exchange Commission

May 30, 2017

RESPONSE: The Company acknowledges the Staff’s comment and, beginning with the March 31, 2017 financial statements, the Company has disclosed on page F-42 of the Amended Registration Statement that the earnings per share calculation includes both common stock and Class A common stock. The Company will continue to include this information in future filings.

Exhibits

34.	We note you indicate that a number of your exhibits are to be filed by amendment. Please file all required exhibits as promptly as possible. If you are not in a position to file your legal and tax opinions with the next amendment, please provide a draft copy for us to review. The draft exhibits should be filed on EDGAR as correspondence.

RESPONSE: The Company acknowledges the Staff’s comment and will file all required exhibits as promptly as possible. In response to the Staff’s comment, the Company advises the Staff that it is providing drafts of the legal and tax opinions as Exhibit A and Exhibit B to this letter.

*    *    *    *

Securities and Exchange Commission

May 30, 2017

If you have any questions or comments regarding the foregoing, or have additional questions or comments, please contact the undersigned at (212) 237-0196.

Sincerely,

/s/ David S. Freed
David S. Freed

cc:	Greta Guggenheim
Robert Foley
Deborah Ginsberg
Edward F. Petrosky, Sidley Austin LLP
J. Gerard Cummins, Sidley Austin LLP

Exhibit A

Draft Legality Opinion of Venable LLP

[LETTERHEAD OF VENABLE LLP]

DRAFT

                    , 2017

TPG RE Finance Trust, Inc.

888 Seventh Avenue, 35th Floor

New York, New York 10106

Re: Registration Statement on Form S-11 (File No. 333-217446)

Ladies and Gentlemen:

We have served as Maryland counsel to TPG RE Finance Trust, Inc., a Maryland corporation (the “Company”), in connection with certain matters of Maryland law relating to the registration by the Company of up to [            ] shares (the “Shares”) of Common Stock, $0.001 par value per share, of the Company (including up to [            ] Shares which the underwriters in the initial public offering have the option to purchase), covered by the above-referenced Registration Statement, and all amendments thereto (the “Registration Statement”), filed by the Company with the United States Securities and Exchange Commission (the “Commission”) under the Securities Act of 1933, as amended (the “1933 Act”).

In connection with our representation of the Company, and as a basis for the opinion hereinafter set forth, we have examined originals, or copies certified or otherwise identified to our satisfaction, of the following documents (hereinafter collectively referred to as the “Documents”):

1.    The Registration Statement and the related form of prospectus included therein in the form in which it was transmitted to the Commission under the 1933 Act;

2.    The charter of the Company, certified by the State Department of Assessments and Taxation of Maryland (the “SDAT”);

3.    The form of Articles of Amendment and Restatement of the Company to be filed with the SDAT prior to the issuance of the Shares (the “Charter”), certified as of the date hereof by an officer of the Company;

4.    The Bylaws of the Company, certified as of the date hereof by an officer of the Company;

5.    The form of Amended and Restated Bylaws of the Company, certified as of the date hereof by an officer of the Company;

6.    A certificate of the SDAT as to the good standing of the Company, dated as of a recent date;

7.    Resolutions adopted by the Board of Directors of the Company (the “Board”) relating to, among other matters, the authorization of the sale, issuance and registration of the Shares (the “Resolutions”), certified as of the date hereof by an officer of the Company;

8.    A certificate executed by an officer of the Company, dated as of the date hereof; and

9.    Such other documents and matters as we have deemed necessary or appropriate to express the opinion set forth below, subject to the assumptions, limitations and qualifications stated herein.

In expressing the opinion set forth below, we have assumed the following:

1.    Each individual executing any of the Documents, whether on behalf of such individual or another person, is legally competent to do so.

2.    Each individual executing any of the Documents on behalf of a party (other than the Company) is duly authorized to do so.

3.    Each of the parties (other than the Company) executing any of the Documents has duly and validly executed and delivered each of the Documents to which such party is a signatory, and such party’s obligations set forth therein are legal, valid and binding and are enforceable in accordance with all stated terms.

4.    All Documents submitted to us as originals are authentic. The form and content of all Documents submitted to us as unexecuted drafts do not differ in any respect relevant to this opinion from the form and content of such Documents as executed and delivered. All Documents submitted to us as certified or photostatic copies conform to the original documents. All signatures on all Documents are genuine. All public records reviewed or relied upon by us or on our behalf are true and complete. All representations, warranties, statements and information contained in the Documents are true and complete. There has been no oral or written modification of or amendment to any of the Documents, and there has been no waiver of any provision of any of the Documents, by action or omission of the parties or otherwise.

I.    The Shares will not be issued or transferred in violation of the restrictions on transfer and ownership contained in Article VII of the Charter.

Based upon the foregoing, and subject to the assumptions, limitations and qualifications stated herein, it is our opinion that:

1.    The Company is a corporation duly incorporated and existing under and by virtue of the laws of the State of Maryland and is in good standing with the SDAT.

2.The issuance of the Shares has been duly authorized and, when issued and delivered by the Company in accordance with the Resolutions (and any other resolutions adopted by the Board with respect thereto) and the Registration Statement against payment of the consideration set forth therein, the Shares will be validly issued, fully paid and nonassessable.

The foregoing opinion is limited to the laws of the State of Maryland and we do not express any opinion herein concerning any other law. We express no opinion as to the applicability or effect of federal or state securities laws, including the securities laws of the State of Maryland, or as to federal or state laws regarding fraudulent transfers. To the extent that any matter as to which our opinion is expressed herein would be governed by the laws of any jurisdiction other than the State of Maryland, we do not express any opinion on such matter. The opinion expressed herein is subject to the effect of any judicial decision which may permit the introduction of parol evidence to modify the terms or the interpretation of agreements.

The opinion expressed herein is limited to the matters specifically set forth herein and no other opinion shall be inferred beyond the matters expressly stated. We assume no obligation to supplement this opinion if any applicable law changes after the date hereof or if we become aware of any fact that might change the opinion expressed herein after the date hereof.

This opinion is being furnished to you for submission to the Commission as an exhibit to the Registration Statement. We hereby consent to the filing of this opinion as an exhibit to the Registration Statement and to the use of the name of our firm therein. In giving this consent, we do not admit that we are within the category of persons whose consent is required by Section 7 of the 1933 Act.

Very truly yours,

-DRAFT-

Exhibit B

Draft Tax Opinion of Vinson & Elkins L.L.P.

            , 2017

TPG RE Finance Trust, Inc.

888 Seventh Avenue, 27th floor

New York, NY 10106

Re:	Qualification as a Real Estate Investment Trust

Ladies and Gentlemen:

We have acted as counsel to TPG RE Finance Trust, Inc., a Maryland corporation (the “Company”), in connection with the preparation of a Registration Statement on Form S-11 (File No. 333-217446) filed with the Securities and Exchange Commission on April 25, 2017, as amended and supplemented through the date hereof, (the “Registration Statement”), with respect to the offer and sale (the “Offering”), of shares of common stock, par value $0.001 per share, of the Company. You have requested our opinion regarding certain U.S. federal income tax matters in connection with the Offering.

In connection with the opinions rendered in (a) and (b) below (together, the “Tax Opinion”), we have examined the following:

1.	the Registration Statement and the prospectus (the “Prospectus”) filed as part of the Registration Statement;

2.	the Company’s Articles of Amendment and Restatement, dated as of December 29, 2014, as amended and supplemented;

3.	the Company’s Articles of Amendment and Restatement, (the “Amended Articles”) in the form attached as an exhibit to the Registration Statement;

4.	the Limited Liability Company Agreement of TPG RE Finance Trust Holdco, LLC, dated as of November 13, 2014, as amended;

5.	the Stockholders’ Agreement, dated as of December 15, 2014, by and among the Company and the Stockholders (as defined therein); and

6.	such other documents as we have deemed necessary or appropriate for purposes of this opinion.

Vinson & Elkins LLP Attorneys at Law	666 Fifth Avenue, 26th Floor
Austin Beijing Dallas Dubai Hong Kong Houston London Moscow New York	New York, NY 10103-0040
Palo Alto Richmond Riyadh San Francisco Taipei Tokyo Washington	Tel +1.212.237.0000 Fax +1.212.237.0100 www.velaw.com

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, 2017 Page 2

In connection with the opinions rendered below, we have assumed, with your consent, that:

1.	each of the documents referred to above has been duly authorized, executed and delivered; is authentic, if an original, or is accurate, if a copy; and has not been amended;

2.	the Amended Articles will be executed, delivered, adopted, and filed, as applicable, in a form substantially similar to the form filed as an exhibit to the Registration Statement;

3.	during its taxable year ending December 31, 2017, and future taxable years, the Company has operated and will operate in a manner that will make the factual representations contained in a certificate, dated the date hereof and executed by a duly appointed officer of the Company (the “Officer’s Certificate”), true for such years;

4.	the Company will not make any amendments to its organizational documents after the date of this opinion that would affect its qualification as a real estate investment trust (a “REIT”) for any taxable year; and

5.	no action will be taken by the Company after the date hereof that would have the effect of altering the facts upon which the opinions set forth below are based.

In connection with the opinions rendered below, we also have relied upon the correctness of the factual representations contained in the Officer’s Certificate. No facts have come to our attention that are inconsistent with, or would cause us to question the accuracy and completeness of, such factual representations. Furthermore, where such factual representations involve terms defined in the Internal Revenue Code of 1986, as amended (the “Code”), the Treasury regulations thereunder (the “Regulations”), published rulings of the Internal Revenue Service (the “Service”), or other relevant authority, we have reviewed, with the individuals making such representations the relevant provisions of the Code, the applicable Regulations, the published rulings of the Service, and other relevant authority.

Based solely on the documents and assumptions set forth above, the representations set forth in the Officer’s Certificate and the discussion in the Prospectus under the caption “U.S. Federal Income Tax Considerations” (which is incorporated herein by reference), we are of the opinion that:

(a)	the Company qualified to be taxed as a REIT pursuant to sections 856 through 860 of the Code for its taxable years ended December 31, 2014 through December 31, 2016, and the Company’s organization and current and proposed method of operation will enable it to continue to qualify as a REIT under the Code for its taxable years ending December 31, 2017 and thereafter; and

(b)	the descriptions of the law and the legal conclusions in the Prospectus under the caption “U.S. Federal Income Tax Considerations” are correct in all material respects.

We will not review on a continuing basis the Company’s compliance with the documents or assumptions set forth above, or the factual representations set forth in the Officer’s Certificate. Accordingly, no assurance can be given that the actual results of the Company’s operations for

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, 2017 Page 3

any given taxable year will satisfy the requirements for qualification and taxation as a REIT. Although we have made such inquiries and performed such investigations as we have deemed necessary to fulfill our professional responsibilities as counsel, we have not undertaken an independent investigation of all of the facts referred to in this opinion letter or the Officer’s Certificate.

The foregoing Tax Opinion is based on current provisions of the Code, the Regulations, published administrative interpretations thereof, and published court decisions. The Service has not issued Regulations or administrative interpretations with respect to various provisions of the Code relating to REIT qualification. No assurance can be given that the law will not change in a way that will prevent the Company from qualifying as a REIT.

The foregoing Tax Opinion is limited to the U.S. federal income tax matters addressed herein, and no other opinions are rendered with respect to other U.S. federal tax matters or to any issues arising under the tax laws of any other country, or any state or locality. We undertake no obligation to update the Tax Opinion expressed herein after the date of this letter. This opinion letter speaks only as of the date hereof. Except as provided in the next paragraph, this opinion letter may not be distributed, quoted in whole or in part or otherwise reproduced in any document, or filed with any governmental agency without our express written consent.

We hereby consent to the filing of this opinion as an exhibit to the Registration Statement and to the use of our name under the captions “U.S. Federal Income Tax Considerations” and “Legal Matters” in the Prospectus. In giving this consent, we do not admit that we are in the category of persons whose consent is required by Section 7 of the Securities Act of 1933, as amended, or the rules and regulations promulgated thereunder by the Securities and Exchange Commission.

Very truly yours,

Vinson & Elkins LLP

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